



SECURITIES AND EXCHANGE COMMISSION

12062774

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place
(No. and Street)

Boston	MA	02110-2634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Fraley, President (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

500 Bolyston Street, 4Fl.	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David R. Fraley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements and Supplementary Information

Rampart Securities, Inc. (A Wholly-Owned Subsidiary of Rampart Investment Management Company, Inc.)

June 30, 2012 and 2011


MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Financial Statements and Supplementary Information

Rampart Securities, Inc. (A Wholly-Owned Subsidiary of Rampart Investment Management Company, Inc.)

June 30, 2012 and 2011

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Financial Statements and Supplementary Information

Table of Contents

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Rampart Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Rampart Securities, Inc. (the "Company") as of June 30, 2012 and 2011, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

August 24, 2012
Boston, Massachusetts

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Financial Condition

	June 30, 2012	June 30, 2011
Assets		
Current assets:		
Cash	$ 75,289	$ 90,992
Fees receivable	25,367	25,719
Total current assets	**$ 100,656**	**$ 116,711**
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 9,750	$ 9,500
Due to related party	5,658	5,661
Accrued income taxes	3,550	7,000
Total current liabilities	**18,958**	**22,161**
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares	2	2
Additional paid-in capital	248,592	241,592
Retained earnings (deficit)	(166,896)	(147,044)
Total stockholder's equity	**81,698**	**94,550**
Total liabilities and stockholder's equity	**$ 100,656**	**$ 116,711**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Income

	Years Ended June 30,	
	2012	*2011*
Fee income	**$ 100,939**	**$ 140,261**
General and administrative expenses:		
Insurance	4,902	3,890
Licenses and filing fees	1,266	1,742
Office expense	2,506	3,062
Professional fees	16,237	15,458
Rent expense	22,019	29,397
Salary expense	32,416	50,416
Telephone expense	7,493	7,279
	86,839	**111,244**
Income from operations	**14,100**	**29,017**
Income tax expense	3,952	6,926
Net income	**$ 10,148**	**$ 22,091**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2012 and 2011

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings (Deficit)*	*Total Stockholder's Equity*
Stockholder's equity at July 1, 2010	**$ 2**	**$ 234,792**	**$ (119,135)**	**$ 115,659**
Tax benefit of consolidated income	-	6,800	-	6,800
Distribution of capital	-	-	(50,000)	(50,000)
Net income	-	-	22,091	22,091
Stockholder's equity at June 30, 2011	**2**	**241,592**	**(147,044)**	**94,550**
Tax benefit of consolidated income	-	7,000	-	7,000
Distribution of capital	-	-	(30,000)	(30,000)
Net income	-	-	10,148	10,148
Stockholder's equity at June 30, 2012	**$ 2**	**$ 248,592**	**$ (166,896)**	**$ 81,698**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Cash Flows

	Years Ended June 30,	
	2012	*2011*
Cash flows from operating activities:		
Net income	$ **10,148**	$ **22,091**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Tax benefit of consolidated income	7,000	6,800
Fees receivable	352	7,540
Accounts payable and accrued expenses	250	(500)
Due to related party	(3)	(36,141)
Accrued income taxes	(3,450)	200
Net cash provided by (used in) operating activities	**14,297**	**(10)**
Cash flows from financing activities:		
Distribution of capital	(30,000)	(50,000)
Net decrease in cash for the year	**(15,703)**	**(50,010)**
Cash, beginning of year	90,992	141,002
Cash, end of year	$ **75,289**	$ **90,992**
Supplemental disclosures of cash flow information:		
Cash paid during the year:		
Income taxes	$ **402**	$ **-**

See accompanying notes to the financial statements.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation earned under these fee arrangements can vary and are based on a percentage of the value of the invested portfolio.

Unconsolidated Subsidiary

Rampart Securities, Inc. (the "Company") is a wholly-owned subsidiary of Rampart Investment Management Company, Inc. (the "Parent"). Both companies have a June 30 year end.

The Parent operates for the purpose of rendering investment advice and managing the investments of others.

The Company is required to prepare audited financial statements per the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is being presented on a stand-alone basis. The Parent is not required to prepare audited financial statements for FINRA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with original maturities of three months or less, when purchased, and money market accounts to be cash equivalents.

Fees Receivable

Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

Revenue Recognition

Fee income is calculated and recorded based upon current and historical portfolio values, billed in arrears, that are available when the income is earned. Any differences are recorded when the fee is collected.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is recorded to additional paid-in capital. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on the "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended June 30, 2009 through 2011.

Fair Value Measurements

Market price is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument.

Instruments with readily available quoted prices or for which fair value can be measured for actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value standards had no impact on the financial statements as the Company does not have financial instruments subject to fair value standards.

Subsequent Events

The Company has evaluated subsequent events through August 24, 2012, the date that the financial statements were authorized to be issued.

Note 2 - Income Taxes

The Company is included in the consolidated tax return of its Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the intangible portion of the state tax which is a minimum of $456.

Tax expense is as follows:

	2012	*2011*
Federal	$ 1,900	$ 3,900
State	2,052	3,026
Total	**$ 3,952**	**$ 6,926**

Note 3 - Related Party Transactions

Under an expense agreement dated April 30, 2003, administrative expenses including facilities, supplies and shared employee costs of the Company are paid through the Parent. The Company agrees to reimburse the Parent for its share of these expenses at the rate of 10% of the applicable costs. If the Company's income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. In addition, the Parent occasionally pays expenses of the Company for which reimbursement is expected. Reimbursable expenses totaled $68,987 and $93,694 for the years ended June 30, 2012 and 2011, respectively. At June 30, 2012 and 2011, the expense reimbursement amount owed to the Parent was $5,658 and $5,661, respectively.

The Parent is available to contribute additional paid-in capital to fund on-going operations as needed. No funds were contributed in 2012 or 2011. During 2012 and 2011, distribution of capital of $30,000 and $50,000 were paid to the Parent, respectively.

Note 4 - Concentrations of Credit Risks

The Company maintains its cash account at one financial institution. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

For the years ended June 30, 2012 and 2011, revenue and fees receivable are received from two referral sources.

Note 5 - Securities and Exchange Commission, Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safe keep customer securities. The conditions of this exemption were complied with for the years ended June 30, 2012 and 2011.

Note 6 - Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2012 and 2011, net capital as defined by SEC Rule 15c3-1 was $56,331 and $68,831, respectively.

The Company's aggregated indebtedness to net capital ratio was .34 to 1.



Supplementary Information


Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder
of Rampart Securities, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the year ended June 30, 2012 and have issued our report thereon dated August 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

August 24, 2012
Boston, Massachusetts

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Excess Net Capital and Reconciliation of Preliminary Unaudited Net Capital to Final Audited Net Capital

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2012.

		June 30, 2012
Total assets		$ **100,656**
Less: nonallowable fees receivable		25,367
Allowable assets		**75,289**
Less: total liabilities		18,958
Net worth qualified for net capital		**56,331**
Plus: subordinated indebtedness		-
Adjusted net worth		**56,331**
Net capital before haircuts		**56,331**
Less: haircuts		-
Net capital		$ **56,331**
Net capital requirements:		
6 2/3% of aggregate indebtedness	**1,264**	
Minimum requirement	**5,000**	
Greater of the above		5,000
Excess net capital		$ **51,331**
Ratio, aggregate indebtedness to net capital		**.34 to 1**

Reconciliation of Preliminary Unaudited Net Capital to Final Audited Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2012.

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

Report of Independent Registered Public Accounting Firm on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Board of Directors and Stockholder
of Rampart Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Rampart Securities, Inc. (the "Company") as of and for the year ended June 30, 2012 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists in internal control when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

August 24, 2012
Boston, Massachusetts



MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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